# SEC Schedule 13D/A (Amendment No. 37) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 09/15/2025
Filed by CIK 0001278386
Persons authorized to receive notices and communications: Neal C. Bradsher, c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor, New York, New York (NY), 10019, (212) 508-5735

## Reporting persons
- Broadwood Partners, L.P. (CIK 0001278386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 13,519,491; sole dispositive power 0; shared dispositive power 13,519,491; aggregate amount beneficially owned 13,519,491 (27.4% of the class)
- Broadwood Capital, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,519,491; sole dispositive power 0; shared dispositive power 13,519,491; aggregate amount beneficially owned 13,519,491 (27.4% of the class)
- Neal C. Bradsher: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 25,900; shared voting power 13,519,491; sole dispositive power 25,900; shared dispositive power 13,519,491; aggregate amount beneficially owned 13,545,391 (27.4% of the class)
- Richard T. LeBuhn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 21,280; shared voting power 6; sole dispositive power 21,280; shared dispositive power 6; aggregate amount beneficially owned 21,286 (0% of the class); the aggregate amount excludes certain shares
  Comment: Box 11 - Does not include 2,532 Shares over which Mr. LeBuhn does not have direct or indirect beneficial ownership. Such shares are held in three separate irrevocable trusts for Mr. LeBuhn's daughters in which Mr. LeBuhn has no voting or dispositive power and disclaims any beneficial ownership interest in such shares.
- Natalie R. Capasso: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Raymond A. Myers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jason J. Martin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Comment: This Amendment No. 37 to the Schedule 13D ("Amendment No. 37"), amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on October 12, 2004, (the "Original Schedule 13D," as amended, the "Schedule 13D") with respect to shares of common stock, par value $0.01 per share (the "Shares") of STAAR Surgical Company (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment No. 37 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by:

(i) Broadwood Partners, L.P. ("Broadwood Partners");
(ii) Broadwood Capital, Inc. ("Broadwood Capital");
(iii) Neal C. Bradsher;
(iv) Richard T. LeBuhn;
(v) Natalie R. Capasso;
(vi) Raymond A. Myers; and
(vii) Jason J. Martin.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each of the Reporting Persons is: c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor, New York, New York 10019.
Present principal occupation or employment: Broadwood Capital is an investment adviser registered with the U.S. Securities and Exchange Commission (the "SEC") that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Mr. Bradsher is the President of Broadwood Capital. Mr. LeBuhn is the Executive Vice President of Broadwood Capital. Ms. Capasso is the Vice President of Broadwood Capital. Mr. Myers is the Vice President of Broadwood Capital. Mr. Martin is the Vice President - Operations of Broadwood Capital.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Broadwood Partners is organized as a limited partnership in Delaware. Broadwood Capital is organized as a corporation in New York. Each of Mr. Bradsher, Mr. LeBuhn, Ms. Capasso, Mr. Myers and Mr. Martin is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the addition of the following:

The funds for the purchase of the 21,286 Shares beneficially owned by Mr. LeBuhn came from his personal funds. The aggregate purchase price of the 21,286 Shares beneficially owned by Mr. LeBuhn is approximately $135,888.02, including brokerage commissions. No borrowed funds were used to purchase the Shares beneficially owned by Mr. LeBuhn.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On September 15, 2025, the Reporting Persons filed a preliminary proxy statement (the "Preliminary Proxy Statement") and accompanying GREEN Proxy Card with the SEC to be used to solicit proxies for the purpose of voting upon the proposed acquisition of the Issuer (the "Proposed Merger") by Alcon Research, LLC, a Delaware limited liability company ("Alcon"), in connection with the Agreement and Plan of Merger, dated as of August 4, 2025 (as it may be amended from time to time, the "Merger Agreement") by and among the Issuer, Alcon and Rascasse Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Alcon, at the special meeting of stockholders scheduled for October 23, 2025 (including any adjournments, postponements, reschedulings or continuations thereof, the "Special Meeting"). At the Special Meeting, the Reporting Persons will seek to oppose stockholder approval of (i) the Issuer's proposal to approve the Proposed Merger and the other transactions contemplated by the Merger Agreement (the "Merger Agreement Proposal") and (ii) the Issuer's proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to the Company's named executive officers in connection with the Merger Agreement and the transactions contemplated thereby (the "Compensation Proposal"). Details of the Merger Agreement Proposal, including information about the Reporting Persons reasons for opposing the Proposed Merger, can be found in the Preliminary Proxy Statement, which is available at no charge on the SEC's website at http://www.sec.gov. The Reporting Persons intend to commence the solicitation of proxies from the Issuer's stockholders after they have filed their definitive proxy statement with the SEC.

Except as otherwise set forth herein, the Reporting Persons do not have any present plan or proposals which would relate to, or result in a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; however, the Reporting Persons intend to review their investment in the Issuer and other plans or proposals related thereto on a continuing basis, and depending on various factors, including, but not limited to, the Issuer's financial position, a potential superior transaction in lieu of the Proposed Merger, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Issuer's interest in the Reporting Persons supporting the Issuer with the recruiting and nominating of new directors and executives, if necessary, to ensure that the Issuer fulfills its promise to patients, employees, business partners and stockholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 49,354,123 Shares outstanding as of September 12, 2025, as disclosed in the definitive proxy statement filed with the SEC by the Issuer on September 16, 2025. As of the date hereof, Broadwood Partners may be deemed to beneficially own 13,519,491 Shares, representing approximately 27.4% of the Shares outstanding. As of the date hereof, Broadwood Capital may be deemed to beneficially own 13,519,491 Shares, representing approximately 27.4% of the Shares outstanding. As of the date hereof, Mr. Bradsher may be deemed to beneficially own 13,545,391 Shares, representing approximately 27.4% of the Shares outstanding. As of the date hereof, Mr. LeBuhn may be deemed to beneficially own 21,286 Shares, representing less than 0.1% of the Shares outstanding. As of the date hereof, none of Ms. Capasso, Mr. Myers or Mr. Martin owns Shares.

By virtue of the Joint Filing and Solicitation Agreement, as discussed in Item 6, the Reporting Persons may be deemed to constitute a "group," pursuant to the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 13,519,491 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 13,519,491 Shares.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 13,519,491 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 13,519,491 Shares.

Mr. Bradsher has the sole power to vote or direct the vote of 25,900 Shares and the shared power to vote or direct the vote of 13,519,491 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 25,900 Shares and the shared power to dispose or direct the disposition 13,519,491 Shares.

Mr. LeBuhn has the sole power to vote or direct the vote of 21,280 Shares and the shared power to vote or direct the vote of 6 Shares. Mr. LeBuhn has the sole power to dispose or direct the disposition of 21,280 Shares and the shared power to dispose or direct the disposition of 6 Shares. 18 Shares are held in three separate accounts for Mr. LeBuhn's daughters, as to which he has voting and dispositive control. The 21,286 Shares do not include 2,532 Shares over which Mr. LeBuhn does not have direct or indirect beneficial ownership. Such 2,532 Shares are held in three separate irrevocable trusts for Mr. LeBuhn's daughters in which Mr. LeBuhn has no voting or dispositive power and disclaims any beneficial ownership interest in such Shares.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

On September 17, 2025, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the "Joint Filing and Solicitation Agreement") in which, among other things, the Reporting Persons agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to securities of the Issuer to the extent required by law, (ii) to form a group to solicit proxies against proposals related to the Proposed Merger submitted to stockholders for approval at the Special Meeting and (iii) that Broadwood Partners would bear all pre-approved expenses incurred in connection with the Reporting Persons' activities. The foregoing description of the Joint Filing and Solicitation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Joint Filing and Solicitation Agreement, which is attached hereto as Exhibit A and is incorporated herein by reference.

Other than the Joint Filing and Solicitation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 6 is hereby amended and supplemented to add the following exhibit:

Exhibit A Joint Filing and Solicitation Agreement, by and among, Broadwood Partners, L.P., Broadwood Capital, Inc., Neal C. Bradsher, Richard T. LeBuhn, Natalie R. Capasso, Raymond A. Myers and Jason J. Martin, dated September 17, 2025.

## Signatures
- Broadwood Partners, L.P.: /s/ Neal C. Bradsher, Neal C. Bradsher, President of Broadwood Capital, Inc. (09/17/2025)
- Broadwood Capital, Inc.: /s/ Neal C. Bradsher, Neal C. Bradsher, President (09/17/2025)
- Neal C. Bradsher: /s/ Neal C. Bradsher, Neal C. Bradsher (09/17/2025)
- Richard T. LeBuhn: /s/ Richard T. LeBuhn, Richard T. LeBuhn (09/17/2025)
- Natalie R. Capasso: /s/ Natalie R. Capasso, Natalie R. Capasso (09/17/2025)
- Raymond A. Myers: /s/ Raymond A. Myers, Raymond A. Myers (09/17/2025)
- Jason J. Martin: /s/ Jason J. Martin, Jason J. Martin (09/17/2025)